Mail Stop 6010

July 6, 2006

Ms. Holly Roseberry
Chief Executive Officer
Hybrid Technologies, Inc.
5001 East Bonanza Road, Suite 138-145
Las Vegas, Nevada 89110

           RE: **Hybrid Technologies, Inc.**
                    Form 10-QSB for the quarter ended April 30, 2006
                    File No. 0-33391

Dear Ms. Roseberry,

       We have reviewed your letter filed on April 10, 2006 and subsequent amendments and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarter ended April 30, 2006

Consolidated Statements of Operations

1.   Please revise future filings to remove the stock-based compensation line item from the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

                                        Sincerely,

                                        Jay Webb
                                        Review Accountant